Exhibit 12-B

                  CHRYSLER CORPORATION ENTERPRISE AS A WHOLE

             COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                      Three Months Ended
                                                           March 31,
                                                          (Unaudited)

                                                     1994           1993
                                                    (dollars in millions)
     Net earnings from continuing operations
      before cumulative effect of changes
      in accounting principles                      $  938         $  530
       Add back:
         Taxes on income                               605            350
         Fixed charges                                 319            376
         Amortization of previously
          capitalized interest                          24             25
       Deduct:
         Capitalized interest                           45             39
         Undistributed earnings from
          less than fifty-percent owned
          affiliates                                     0              2

            Earnings available for fixed charges    $1,841         $1,240

       Fixed charges:
         Interest expense                           $  233         $  299
         Capitalized interest                           45             39
         Credit line commitment fees                     3              2
         Interest portion of rent expense               38             36

              Total fixed charges                   $  319         $  376

     Ratio of earnings to fixed charges               5.77           3.30

     Preferred stock dividend requirements              33             33

     Ratio of earnings to fixed charges and
      preferred stock dividend requirements           5.23           3.03

     Equity taken up in earnings of less than
      fifty-percent owned affiliates                $    0         $    2
     Deduct - Dividends paid by affiliates               0              0
     Undistributed earnings from
      less than fifty-percent owned affiliates      $    0         $    2

For the purpose of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings are determined by adding back fixed charges to consolidated earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, interest portion of rental expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.